Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURTIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

October 16, 2017

VIA EDGAR AND HAND DELIVERY

Pamela Long

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EWT Holdings I Corp.
Registration Statement on Form S-1

File No. 333-220785 (the “Registration Statement”)

Dear Ms. Long:

We are providing this supplemental letter on behalf of EWT Holdings I Corp. (the “Company”) with respect to the Staff’s comment letter dated August 14, 2017 (the “Comment Letter”), regarding the above-referenced Registration Statement of the Company confidentially submitted on July 18, 2017 (the “Registration Statement”).  We previously responded to the Staff’s comments contained in the Comment Letter by letter dated August 31, 2017 (the “Prior Response”).  As discussed with the staff of the Division of Corporation Finance (the “Staff”) on October 12, 2017, we submit this supplemental letter to further address comment No. 21 contained in the Comment Letter and to provide the anticipated price range for the Company’s proposed initial public offering (“IPO”) for the Staff’s review.  In order to facilitate your review, we have replicated comment No. 21 contained in the Comment Letter in its entirety below. In addition, attached hereto as Annex A for your review are a number of pages of the Registration Statement reflecting the anticipated price range for the Company’s IPO, certain information previously left blank in the Registration Statement that is derived from such price range and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Discussion

21.                               Please provide us an analysis of the equity issuances that occurred during the periods presented and subsequent to the most recent balance sheet date. For each transaction:

•                  Identify the parties, including any related parties;

•                  Indicate the nature of the consideration;

•                  Indicate the fair value and the basis for determining fair value, including whether that determination was contemporaneous or retrospective; and,

•                  For equity transactions in which you estimated fair value, explain the significant factors, assumptions, and methodologies you used to determine fair value.

Please be advised, we will not be able to complete our evaluation of your response until you provide an IPO price range.

Response:

The Company supplementally advises the Staff that the Company currently anticipates that the price range for the Company’s initial public offering (the “IPO”) will be within the range of $[***] to $[***] per share (which reflects an approximate [***]-for-one stock split (the “Stock Split”) that the Company anticipates implementing prior to the launch of the IPO road show) (the “Price Range”). For purposes of comparison to the data provided  in the Prior Response regarding historical valuations, the Price Range on a pre-split basis would be approximately $[***]-$[***] per share.  The Company and the underwriters are currently preparing to begin the IPO road show on or about [***], 2017.

Unless otherwise indicated, “Adjusted EBITDA” as used herein refers to (a) with respect to any discussion of the Company, the latest available Company measurement, as of the relevant date of fair value estimation, of Adjusted EBITDA for the prior twelve-month period (pro forma for completed acquisitions) and (b) with respect to any discussion of comparable public or private companies considered in relation to the estimation of fair value of the Company’s common stock, the latest available Adjusted EBITDA for the prior twelve-month period of the respective companies, according to such companies’ respective public filings. “Discounted cash flow” as used herein refers to the enterprise value of the Company derived from the net present value of its future cash flows, based on management’s latest available projections as of the

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

relevant date of fair value estimation. “Discounted cash flow multiple” as used herein refers to the Company’s discounted cash flow divided by its Adjusted EBITDA.

This Price Range and underlying valuation reflect the Company’s transformation following its separation from Siemens and the AEA Acquisition on January 15, 2014, at which point the Company had not fully built out its infrastructure, systems, personnel or business strategy required to operate effectively as a standalone company.  In the years following the AEA Acquisition, the Company gradually acquired a seasoned management team, implemented a standalone cost structure, completed eight accretive tuck-in acquisitions and implemented numerous additional organic growth initiatives.  While, at the time of implementation, the Company could not predict the outcomes of such growth and restructuring initiatives with certainty, it has gradually seen its efforts validated through consistent top-line growth, integration of accretive tuck-in acquisitions, increasing market share and the realization of cost savings.

Since 2014, the Company has gradually transformed from a carved-out business line acquired at an Adjusted EBITDA multiple of [***] (such valuation calculated using Adjusted EBITDA as of January 15, 2014) into a standalone business managed in the style of a public company and valued by the IPO underwriters using an Adjusted EBITDA multiple of approximately [***] (based on expected fiscal 2018 data), assuming the midpoint of the Price Range. Such a valuation, developed in consultation with the representatives of the underwriters in the IPO, is based on the Company’s favorable top-line growth profile relative to comparable public companies and similarly strong outlook for fiscal 2018, in comparison to the use in previous periods of a private company methodology emphasizing retrospective analysis of metrics, trends and business results. Because the Company’s transformation has taken place gradually over the last three years and accelerated significantly in recent quarters and, in particular, in the fourth quarter of fiscal 2017, the Company’s board of directors has increased its corresponding estimates of the fair value of the Company’s common stock gradually, with the most significant acceleration in such increases during fiscal 2017.

Further, the Company respectfully advises the Staff that, in consultation with its independent auditors, the Company has retrospectively reassessed, solely for illustrative purposes, the fair value of all stock options(1) granted during the 2017 calendar year at the low and high ends of the Price Range.  The Company has concluded that any incremental changes to stock-based compensation expense that hypothetically could result from the reassessed fair values for all stock options granted during the 2017 calendar year, which includes the periods following the two most recent dates of fair value estimation for the Company’s common stock (June 30, 2017 and December 31, 2016, each such period discussed in greater detail below), would be less than $[***] in the aggregate. Accordingly, any such amount would not be material to the Company’s operating results or financial statements, taken as a whole, for the nine months ended June 30, 2017 or the fiscal year ended September 30, 2017.

Because the Company’s board of directors has traditionally estimated fair value of the Company’s common stock semi-annually, further analysis of the Company’s fair value estimates since the beginning of fiscal 2016 is presented below in the context of the share issuances and stock options that were granted during the corresponding period.

(1)  The Company did not issue any shares of its common stock during the 2017 calendar year.

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

Description of Significant Factors that Contributed to Differences in Fair Value

As discussed in the Prior Response, the Company utilized methodologies, approaches and assumptions that are consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” in estimating the fair value of its common stock in connection with share issuances and stock option grants since October 1, 2015.  In the absence of a public trading market, the Company’s board of directors, with input from management, contemporaneously determined a reasonable estimate of the fair value of its common stock on a semiannual basis, in each June and December, based on an analysis of significant intrinsic and extrinsic factors, as more fully described in the Prior Response. The Company’s board of directors utilized both the income approach, which relies on a discounted cash flow analysis, and the market approach, which measures the value of a company through correlation to comparable companies and transactions, with consideration given to each approach (although equity valuations have historically been based primarily on the results of the income approach).  The results of such analyses are described below with respect to each period during which the Company’s board of directors estimated the fair value of the Company’s common stock.

Stock Option Grants between October 1, 2015 and December 31, 2015 (utilizing the most recently available fair value of $[***](2) per share, estimated as of June 30, 2015)

The estimated fair value of the Company’s common stock with respect to stock options granted between the October 1, 2015 and December 31, 2015 was determined by the Company’s board of directors in accordance with the principles and methodologies described above, with reference to the price per share paid in the AEA Acquisition, which had been used by the board of directors as the baseline measure on which valuation determinations have been made since the AEA Acquisition. No shares were issued or purchased during this valuation period.

In connection with the AEA Acquisition, AEA paid $[***] per share to acquire Company stock, which was calculated by dividing the aggregate equity contribution made by AEA and its co-investors of $[***] by the [***] shares issued in exchange for the contribution.  This price was arrived at following an auction process and arms’-length negotiations between AEA and Siemens.  Therefore, the Company determined that the AEA Acquisition price provided the best estimate of the fair value of the common stock as of the closing date of the AEA Acquisition.  Since the time of the AEA Acquisition, valuation determinations have been made in reference to this baseline fair value measurement, with each subsequent semiannual valuation period expanding upon the determinations made in the prior periods.

The estimated fair value of the Company’s common stock with respect to shares issued or stock options granted was based on an Adjusted EBITDA multiple of [***], increased from the Adjusted EBITDA multiple of [***] previously used to estimate the fair value of the Company’s common stock at the time of the AEA Acquisition. The following provides certain highlights with respect to the factors considered in connection with the determination of the appropriate Adjusted EBITDA multiple and the fair value of the Company’s common stock:

(2)  This amount supersedes information included in the Prior Response in respect of stock options granted by the Company on [***] and [***], stating an estimated fair value per share of $[***] and exercise price per share of $[***] for such options.  The estimated fair value per share and exercise price per share of stock options granted by the Company on [***] and [***] was $[***].

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

•                  Prior to the AEA Acquisition, the Company operated as a component of Siemens.  Following the Company’s separation from Siemens and the AEA Acquisition, management implemented various restructuring initiatives across the business to give effect to the standalone nature of the Company.  During the period prior to the June 30, 2015 valuation date, management began implementing these restructuring initiatives, but due to the complex nature of the Company’s separation from Siemens, the impact of these initiatives were not yet realized by the Company.

•                  During the period prior to the June 30, 2015 valuation date, the Company maintained strategic plans and projections in line with the original plans developed at the consummation of the AEA Acquisition. In addition, during this valuation period prior to the June 30, 2015 valuation date, the Company faced challenges in establishing and growing the systems required of a standalone company, and worked diligently to reorganize several internal functions and services including accounting, human resources, IT and general administration.

•                  There were no immediate plans for any potential liquidity event.

•                  Although the Company’s financial performance began to improve as it commenced operations as a standalone business, the Company’s lack of historical financial and operating performance as an independent company and the complexity of its separation from Siemens resulted in challenges during this valuation period in determining appropriate publicly traded peer companies against which to compare typical valuation metrics.

Share Issuances and Stock Option Grants between January 1, 2016 and July 31, 2016 (utilizing the most recently available fair value of $[***] per share, estimated as of December 31, 2015)

The estimated fair value of the Company’s common stock with respect to shares issued or stock options granted between January 1, 2016 and July 31, 2016 was determined by the Company’s board of directors in accordance with the principles and methodologies described above, and reflects, approximately, a [***]% increase over the prior fair value estimate.

The estimated fair value of the Company’s common stock with respect to shares issued or stock options granted was based on an Adjusted EBITDA multiple of [***], increased from the prior valuation period Adjusted EBITDA multiple of [***]. The following provides certain highlights with respect to the factors considered in connection with the determination of the appropriate Adjusted EBITDA multiple and the fair value of the Company’s common stock:

•                  Management successfully completed the carve-out of the Company as a standalone entity and realignment of the Company’s organizational structure. Management also continued implementation of additional initiatives across the business to give effect to the standalone

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

nature of the Company.  In particular, significant efforts were made to recruit and retain many members of the executive leadership team to strengthen core leadership functions and long-term company stability (for instance, by adding executive leadership team members during the period prior to the December 31, 2015 valuation date) and to undertake the Company’s International Alignment initiative, which addressed the organizational structure of various, functional teams such as Legal, Contract Management, Sales Support, Finance, Information Technology and Human Resources.

•                  While the Company did not materially revise its strategic plans or projections from the original plans developed at the time of the consummation of the AEA Acquisition, the Company was negotiating two acquisitions during the period prior to the December 31, 2015 valuation date that were modeled and evaluated, in part, in recognition of the anticipated value each business would bring to the Company. The Company’s discounted cash flow multiple of [***] was increased from the prior period multiple of [***] as a result of management’s improved financial outlook for the business based on these and other actions taken since the Company’s carve-out from Siemens.

•                  There was uncertainty surrounding the timing or probability of any potential liquidity event.

•                  The Company’s financial performance continued to improve, as the Company began to realize the benefits of the restructuring initiatives implemented in prior periods to operate as a standalone business following the AEA Acquisition. In particular, the Company’s Municipal segment demonstrated strong year-over-year Adjusted EBITDA growth of [***]% for the twelve-month period ended December 31, 2015, versus the twelve-month period ended December 31, 2014, driven by improvements in execution as a result of an improved sales representative network and more competitive pricing.

•                  The Neptune-Benson Acquisition was consummated on April 15, 2016, which followed arms’-length negotiations with a third party, supporting the fair value estimate of $[***] per share utilized with respect to shares issued and stock options granted between January 1, 2016 and July 31, 2016.

•                  The Company demonstrated improved financial and operating performance as a standalone business, which facilitated making a true comparison of the fair value of the Company’s common stock with values assigned to publicly traded companies that are comparable to the Company during this valuation period (such companies, the “Comparison Group”). The Comparison Group includes a broad range of water systems and equipment companies, water utilities, water engineering, procurement and construction companies and measuring and monitoring companies. The mean and median last-twelve-months EBTIDA multiples for companies in the Comparison Group during this valuation period were [***] and [***], respectively, representing a decrease from [***] and an increase from [***], respectively, for the prior valuation period.

Share Issuances and Stock Option Grants between August 1, 2016 and December 31, 2016 (utilizing the most recently available fair value of $[***] per share estimated as of June 30, 2016)

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

The estimated fair value of the Company’s common stock with respect to shares or stock options issued or granted between August 1, 2016 and December 31, 2016 was determined by the Company’s board of directors in accordance with the principles and methodologies described above, and reflects, approximately, a [***]% increase over the prior fair value estimate.

The estimated fair value of the Company’s common stock with respect to shares issued or stock options granted was based on an Adjusted EBITDA multiple of [***], increased from the prior valuation period Adjusted EBITDA multiple of [***]. The following provides certain highlights with respect to the factors considered in connection with the determination of the appropriate Adjusted EBITDA multiple and the fair value of the Company’s common stock:

•                  The Company made key hires in its Industrial segment and hired an Executive Vice President for Corporate Development and Mergers & Acquisitions, and continued implementation of various restructuring and streamlining initiatives, including implementing additional ePro sourcing improvement initiatives (initially commenced in fiscal 2015) estimated to have ultimately resulted in over $[***] of savings in fiscal 2016, improving operating efficiency and increasing flexibility in its Municipal segment, investing in new technologies in its Products segment and commencing the Company’s Voluntary Separation Program in conjunction with its other personnel initiatives implemented to reduce redundancies following the Company’s separation from Siemens and to cut overall personnel costs.

•                  The Company completed the Neptune-Benson Acquisition on April 15, 2016 and created a new Aquatics and Disinfection division (which the Company has subsequently merged into its Products Segment). The Company also completed a second accretive tuck-in acquisition during the period prior to the June 30, 2016 valuation date, which, together with the Neptune Benson Acquisition, was expected to increase overall Company revenue, volume and profitability and increased the Company’s exposure to attractive end markets. The Company’s discounted cash flow multiple of [***] (pro forma for the acquisitions discussed above) was increased from the prior period multiple of [***] as a result of management’s improved financial outlook for the business based on these and other actions taken since the Company’s carve-out from Siemens.

•                  The Company’s financial and operating performance remained stable and continued to improve with strong year-over-year growth in Adjusted EBITDA of [***]% for the twelve months ended June 30, 2016 and a year-over-year increase in year-to-date Adjusted EBITDA margin of [***] basis points, resulting from improved execution, central cost control and the completion of the strategic initiatives noted above, and reflected the results of the Neptune-Benson Acquisition and a second accretive tuck-in acquisition consummated during the period prior to the June 30, 2016 valuation date.

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

•                  While the Company did not undertake to revise materially its original five-year strategic plan or projections developed generally at the time of consummation of the AEA Acquisition, progress with respect to such strategies continued to be made, with the Company identifying and negotiating three additional tuck-in acquisition opportunities during this valuation period.

•                  There was continued uncertainty surrounding the timing or probability of any potential liquidity event.

•                  The mean and median Adjusted EBITDA multiples for companies in the Comparison Group during this valuation period were [***] and [***], respectively, representing increases from [***] and [***], respectively, for the prior valuation period. However, estimation of the fair value of the Company’s stock was primarily based on the Company’s discounted cash flow multiple, discussed above, as the Company had not completed optimization or demonstrated top-line growth.

Stock Option Grants between January 1, 2017 and June 30, 2017 (utilizing the most recently available fair value of $[***] per share, estimated as of December 31, 2016)

The estimated fair value of the Company’s common stock with respect to stock options granted between January 1, 2017 and June 30, 2017 was determined by the Company’s board of directors in accordance with the principles and methodologies described above, and reflects, approximately, a [***]% increase over the prior fair value estimate. No share issuances, other than in respect of the exercise of previously granted stock options, were made between January 1, 2017 and June 30, 2017.

The estimated fair value of the Company’s common stock with respect to stock options granted was based on an Adjusted EBITDA multiple of [***], conservatively maintained from the prior valuation period Adjusted EBITDA multiple of [***]. The following provides certain highlights with respect to the factors considered in connection with the determination of the appropriate Adjusted EBITDA multiple and the fair value of the Company’s common stock:

•                  Management continued implementation of various restructuring initiatives across the business described above, and completed integration of the Neptune-Benson Acquisition and of certain restructuring initiatives expected to yield approximately $[***] of savings in fiscal 2017. However, such initiatives had not yet, as of the time of fair value estimation, translated into consistent top-line growth.

•                  Although certain strategic alternatives were under discussion, timing and probability of any liquidity event remained uncertain during this valuation period.

•                  The Company’s financial and operating performance as a standalone business, including the results of the three accretive tuck-in acquisitions consummated during the period prior to the December 31, 2016 valuation date, remained stable and continued to improve, with year-

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

over-year order book growth of [***]% as of December 31, 2016 as a result of management’s focus on sales channel optimization and sales productivity. Year-to-date Adjusted EBITDA margin increased year-over-year by [***] basis points through a continued focus on manufacturing and supply chain excellence, lean initiatives and production rationalization/standardization and through realization of cost savings related to previously implemented personnel initiatives.

•                  The mean and median Adjusted EBTIDA multiples for companies in the Comparison Group during this valuation period were [***] and [***], respectively, representing decreases from [***] and [***], respectively, for the prior valuation period.

Period of July 1, 2017 to the Present (utilizing the most recently available fair value of $[***] per share, estimated as of June 30, 2017)

Although the Company engaged in its normal course process to determine the estimated fair value of the Company’s common stock as of June 30, 2017, no share issuances have been made nor stock options granted between July 1, 2017 and the date hereof. The estimated fair value of the Company’s common stock as of June 30, 2017 was determined by the Company’s board of directors in accordance with the principles and methodologies described above, and reflects, approximately, a [***]% increase over the prior fair value estimate.

The estimated fair value of the Company’s common stock as of June 30, 2017 was based on an Adjusted EBITDA multiple of [***], increased from the prior valuation period Adjusted EBITDA multiple of [***]. The following provides certain highlights with respect to other significant factors considered in connection with the determination of the appropriate Adjusted EBITDA multiple and the fair value of the Company’s common stock:

•                  Management continued, and in certain cases completed, implementation of various restructuring initiatives across the business described above, and completed integration of the Neptune-Benson Acquisition and of a restructuring program expected to yield approximately $[***] of savings in fiscal 2017. However, such initiatives had not yet, as of the time of fair value estimation, translated into consistent top-line growth.

•                  The Company successfully completed two tuck-in acquisitions during the period prior to the June 30, 2017 valuation date.

•                  The Company commenced preparations for the IPO.

•                  The Company’s financial and operating performance as a standalone business provided a positive organic growth outlook, with year-over-year increases of [***]% in year-to-date orders and [***]% in year-to-date Adjusted EBITDA, and total growth bolstered by the successful completion of the two tuck-in acquisitions that together added approximately $[***], pro forma, to Adjusted EBITDA. The Company’s discounted cash flow multiple of [***] was increased from the prior period multiple of [***].

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

•                  The mean and median Adjusted EBTIDA multiples for companies in the Comparison Group during this valuation period were [***] and [***], respectively, representing increases from [***] and [***], respectively, for the prior valuation period.

Reconciliation of Fair Value Estimates to Midpoint of Price Range

As discussed above, the Company currently expects to set the Price Range at $[***] to $[***] per share (reflecting an approximate [***]-for-one-stock split that the Company anticipates implementing prior to launching the IPO road show), or approximately $[***]-$[ ***] per share (without adjusting for any anticipated stock split). After applying an assumed illiquidity discount, estimated solely for the purposes of this analysis, of [***]% to the midpoint of the Price Range, the midpoint of the Price Range represents an increase of approximately [***]% from the most recent valuation completed in the normal course (such valuation, $[***] per share estimated as of June 30, 2017), which increase is consistent with the growth trajectory experienced in the prior periods.

Since the date of the AEA Acquisition, as is typical for a portfolio company of a private equity sponsor, the Company’s board of directors has periodically evaluated the Company’s performance and operations across a number of factors to estimate the fair value of the Company’s common stock. This process has involved a balance of both the income approach and the market approach and has required the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows (for the income approach) and relevant comparable company sales and earnings multiples (for the market approach).  However, while the methodology used to determine the Price Range did take such factors into account, the Price Range was ultimately determined by the Company, in consultation with the representatives of the underwriters of the IPO, based on relevant market data currently available to the Company, an analysis of market conditions, industry performance prospects generally and the Company’s potential positioning in the public market relative to peer companies, as is typical in initial public offerings.  A fulsome determination of the Company’s value based on the largely internal factors as described above for periods prior to IPO preparations was not undertaken as part of the methodology used to determine the Price Range, which instead placed greater emphasis on external factors, the most prominent of which are described below.

Among the factors that were considered in determining the Price Range for the IPO were:

•                  The Company’s future prospects and growth potential of companies in its industry generally.

•                  An analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry.

•                  The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

The Company believes that the difference between the estimated fair value as of June 30, 2017 and the midpoint of the Price Range is the result of the factors above and the following additional factors:

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

•                        Strong performance results: The Company’s performance generally improved since the last date at which the Company’s board of directors estimated the fair value of the Company’s common stock and year over year. For example, in the Amended Registration Statement on Form S-1 that the Company filed on October 11, 2017, the Company reported Adjusted EBITDA of $136.3 million for the nine months ended June 30, 2017 compared to Adjusted EBITDA of $100.6 million for the nine months ended June 30, 2016, representing an increase of $35.7 million, or 35.5%.

Similarly, the table below presents the latest available Company measurement of the Company’s Adjusted EBITDA at each valuation date discussed above, and the corresponding Adjusted EBITDA multiple selected for valuation purposes, as well as estimated Adjusted EBITDA for the fiscal year ended September 30, 2017 (as adjusted for insignificant completed acquisitions) and the Adjusted EBITDA multiple corresponding to the midpoint of the Price Range:

Date	June 30, 2015	December 31, 2015	June 30, 2016	December 31, 2016	June 30, 2017	September 30, 2017
Adjusted EBITDA	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***] (estimated)
Adjusted EBITDA Multiple	[***]	[***]	[***]	[***]	[***]	[***]	(4)

The Company continued to experience very strong performance through its fiscal year ended September 30, 2017, the preliminary results of which will be reflected in a “Recent Developments” section of a subsequent amendment to the Company’s Registration Statement, a draft of which is included for your review in Annex A hereto. Based on discussions with the representatives of the underwriters of the IPO, the Company expects that the price that investors will be willing to pay for shares of the Company’s common stock in the IPO will be based in part on a multiple of the Company’s estimated Adjusted EBITDA. The trend demonstrated by the Company’s improved performance since June 30, 2017 (i.e., the most recent valuation date) influenced the [***] multiple (based on estimated fiscal 2018 data) utilized in determining the midpoint of the Price Range, which further enhanced the impact that the Company’s improved performance over this period had on its valuation.

•                        Substantial reduction of indebtedness. The Company expects to use a portion of the net proceeds it receives in the IPO to repay indebtedness, which would result in an increase in the per share value of the Company’s common stock as reflected in the anticipated Price Range, since the amount of leverage in the Company’s capital structure results in greater relative changes to the Company’s equity value than to the Company’s overall enterprise value. In addition, in August 2017, the Company refinanced its First Lien Facility, the net

(4)  Based on expected fiscal 2018 data.

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

proceeds of which were used by the Company, in part, to repay other Company debt obligations and may be used to fund future permitted acquisitions and permitted investments, all of which is anticipated to strengthen the Company’s financial position.  The Company’s semi-annual valuations of its common stock completed prior to engaging in the IPO process did not assume a reduction of indebtedness and therefore do not reflect the positive impact of the Company’s recent and anticipated indebtedness reductions.

•                        Forward-looking multiples: Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Price Range is based in part on forward-looking multiples in consideration of full year results for fiscal 2017 estimated and fiscal 2018 estimated Adjusted EBITDA metrics, while fair value estimates relating to previous valuation periods for purposes of share issuances and stock option grants primarily incorporated historical trailing performance metrics. Given the substantial improvement in the Company’s business performance since the AEA Acquisition, reflected in growth in Adjusted EBITDA since fiscal 2015, using full fiscal 2017 estimated and fiscal 2018 estimated Adjusted EBITDA multiples, results in a higher valuation than the methodologies relying more heavily on historical trailing performance metrics that were used in estimating fair value with respect to previous share issuances and stock option grants.

•                        Market Conditions: Equity market conditions have steadily improved over the course of the last twelve months. Market, as measured by the VIX index, volatility has dropped to historical lows, while key market indices have reached all-time highs. Specifically, the Dow Industrials Average, NASDAQ and S&P 500 are up 26%, 26% and 20%, respectively, from October 2016 to October 2017. Contributing to this have been strong inflows from equity investors, with 2017 producing $237 billion in equity inflows year-to-date, the highest level of year-to-date inflows in over a decade (and eleven times the ten-year average level of inflows). All of these factors have created a strong market for new equity issuances, such as the Company’s planned IPO.

Further, the Company’s identified key comparable companies have outperformed these broad market trends, with the composite average of core water players (Xylem Inc. and Pentair PLC) up 23% since October 2016. Other relevant comparable companies, including secondary water players (A. O. Smith Corp, Badger Meter, Inc., Mueller Water Products, Inc. and Watts Water Technologies Inc.) and premier services players (Ecolab Inc., Stericycle Inc., Rollins, Inc. and Waste Connections Inc.) have also performed well, with composite averages increasing 21% and 29%, respectively, since October 2016. The Company believes these returns have been largely driven by the market’s appreciation for the visibility into future performance that water and service companies share, and the Company benefits from both the inelastic demand for water and the stability that comes from the service-focused business model that drove growth for such companies. The Company believes that these factors, combined with the Company’s superior financial performance over this period compared to its peers, as depicted in the table below, indicates that the Company’s equity has achieved similar, if not, greater value appreciation over the last 12 months.

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

	Revenue Growth	Adjusted EBITDA Growth
Evoqua	8.9%	35.5%
Core Water	8.2%	15.9%
Secondary water	1.0%	5.8%
Premier services	4.2%	7.7%

•                        Comparison Group: The Price Range also reflects the recent input of the representatives of the underwriters of the IPO in developing a valuation of the Company with respect to the Comparison Group. The Comparison Group was expanded by the representatives of the underwriters of the IPO to include additional publicly-traded companies when considering additional information relevant to their recommended Price Range, which companies were chosen generally based on criteria including industry, size and business type. While the comparable companies used in the Company’s prior determinations of fair value were appropriately selected to value a private company, the companies used by the representatives of the underwriters of the IPO to derive the Price Range were broader in scope. The Company believes that public market investors will use a broader set of comparable companies to value the Company’s common stock and may ascribe a higher value to these companies. The Company also believes that public market investors, in the context of the IPO, will only consider companies of a certain size threshold and trading volume in their valuation analysis and have excluded comparable companies below an enterprise value of $1.0 billion in the analysis.

•                        Outcome and Share Liquidity Considerations. Unlike the valuation methodologies used in connection with the Company’s historical share issuances and stock option grants, the Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company could continue as a private, standalone entity. Instead, the Price Range reflects an assumption that the completion of the IPO is certain to occur, which certainty increases the value of the shares. Further, because the shares of common stock to be sold in the IPO will be freely transferable, the Price Range represents a price per share of the Company’s common stock that would be immediately marketable without any restrictions, while the estimated fair value relating to previous share issuances and stock option grants was subject to a significant amount of discounting on the basis that the Company’s common stock was then illiquid and might never become liquid.

•                        Use of Proceeds. A successful IPO will provide the Company with (i) proceeds to pay down existing debt, (ii) ready access to the equity capital markets for public companies, (iii) a “currency” with which to make strategic acquisitions as the Company’s board of directors may deem appropriate and (iv) increased awareness among potential customers and commercial partners. These anticipated improvements in the Company’s financial position and operational flexibility are expected to have a beneficial effect on the Company’s business and operations and, as a result, increase the value of the Company’s common stock compared to that of a private company.

The Company believes the difference between the estimated fair value of its common stock as of June 30, 2017 and the midpoint of the Price Range is reasonable in light of the considerations outlined above and, in any case, the Company believes that any changes that would result from retrospectively reassessing

Securities and Exchange Commission

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. § 200.83

October 16, 2017

the fair values of all stock options granted during the two most recent valuation periods discussed above would not be material to the Company’s financial statements for the nine months ended June 30, 2017 or the fiscal year ended September 30, 2017.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468 or Meredith Mackey at (212) 859-8974.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:              Benedict J. Stas (EWT Holdings I Corp.)

Vincent Grieco (EWT Holdings I Corp.)

Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

ANNEX A

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